UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the
Connecticut Water Company

Financial Statements
(With Supplementary Information)
and Report of Independent Registered Public Accounting Firm

Years Ended December 31, 2013 and 2012

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP
Glastonbury, Connecticut
June 27, 2014

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value:
Mutual funds	$21,183,823	$15,963,684
Connecticut Water Service, Inc. common stock fund	1,670,253	1,303,256
Collective investment trust	3,256,720	2,865,968
Total investments	26,110,796	20,132,908

Receivables:
Notes receivable from participants	727,068	666,215
Net assets available for benefits	$26,837,864	$20,799,123

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributable to:
Investment income:
Dividends	$294,876	$283,008
Net appreciation in fair value of investments (see Note 3)	3,483,731	1,829,852
	3,778,607	2,112,860

Interest income on notes receivable from participants	29,748	25,803

Other income	38,616	—

Contributions:
Employee contributions (including rollover contributions)	1,138,441	3,139,527
Employer contributions	510,030	485,773
	1,648,471	3,625,300

Total additions	5,495,442	5,763,963

Deductions from net assets attributable to:
Benefits paid to participants	809,388	1,180,116
Administrative expenses (see Note 2)	46,791	26,154
Total deductions	856,179	1,206,270

Net increase	4,639,263	4,557,693

Transfer of assets	1,399,478	—

Net assets available for benefits, beginning of year	20,799,123	16,241,430
Net assets available for benefits, end of year	$26,837,864	$20,799,123

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

1.  Description of the Plan

The following description of Savings Plan of the Connecticut Water Company (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Connecticut Water Company (the "Company") is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and has been amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company and, effective January 1, 2012, The Maine Water Company, a wholly-owned subsidiary of Connecticut Water Service, Inc.

Wells Fargo Bank, N.A. serves both as the Plan's Trustee and record-keeper.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company's Corporate Finance and Investment Committee determines the Plan's valuation policies utilizing information provided by Fiduciary Investment Advisors.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code ("IRC") safe harbor.  Under the provisions of this safe harbor plan, as amended and restated effective January 1, 2012, the Company makes an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired on or after January 1, 2009 are ineligible to participate in the Company’s pension plan; therefore, the Company contributes an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions as described below:

(a)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50% of eligible compensation, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute via rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

(b)
New employees are eligible to enroll in the Plan after six months of employment with the Company.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(c)	Participants are eligible to receive Company contributions upon Plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Connecticut Water Service, Inc. acquired Aqua Maine, Inc. from Aqua America, Inc. as of January 1, 2012. Subsequent to the closing, the name of Aqua Maine, Inc. was changed to The Maine Water Company ("Maine Water"). Aqua Maine, Inc. participated in the defined contribution plan maintained by Aqua America, Inc. On the acquisition date, Maine Water employees were considered terminated from the Aqua America, Inc. plan and given the option to have their funds remain in that plan, receive a distribution, or roll them over into the Plan. These newly hired employees were considered new entrants to the Plan. The Plan waived the eligibility requirement for all of these Maine Water employees, making them eligible to participate as of the acquisition date. Maine Water employees were also given the option of rolling over any existing defined contribution plan loans into the Plan. All other provisions of the Plan apply to the Maine Water employees with the exception of the trigger date for the additional 1.5% contribution. During 2012, Maine Water employees rolled in $2,117,593 into the Plan. All employees are eligible for the safe harbor contribution of 3% upon meeting eligibility requirements. Maine Water employees hired on or after April 1, 2003 are also eligible for the additional contribution of 1.5% of eligible compensation.

Connecticut Water Service, Inc. acquired all of the outstanding shares of the Biddeford & Saco Water Company ("BSWC") on December 10, 2012 in a stock for stock exchange. Subsequent to the closing, employees of BSWC became employees of Maine Water. BSWC maintained a 401(k) plan administered by Great West Retirement Services. On December 31, 2013, the assets of the BSWC 401(k) plan of $1,399,478 were transferred into the Plan. Effective January 1, 2014, the BSWC 401(k) plan was merged into the Plan. As a result of the plan merger, former BSWC employees became eligible for all provisions of the Plan, including the safe harbor contribution of 4.5%.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

1.  Description of the Plan (Continued)

Participants may borrow up to the lesser of $50,000 or 50% of the vested amount of their accounts at the rate of interest of prime rate plus 1%.  The minimum loan amount is $1,000. Notes receivable from participants must be repaid within five years, or before attaining age 65, whichever is shorter.  Notes receivable from participants to purchase a principal residence may be repaid within fifteen years. Principal and interest are paid ratably through payroll deductions over the life of the loan. Delinquent notes receivable from participants are treated as a benefit payment based upon the terms of the Plan document.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants' accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or termination of employment, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed the participant's life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired or terminated participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Benefits are recorded when paid.

Each participant's account is credited with the participant's contributions, the Company's contributions and account earnings.  Participant's accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw roll-over balances for any reason, subject to tax penalties, if applicable.  Additionally, participants under the age of 59-1/2 are able to withdraw balances attributable to employee contributions for hardship purposes.  Company contributions are not available for in-service distributions due to hardship or following the attainment of age 59-1/2.  Participants may withdraw all or any part of their contributed balance upon having attained age 59-1/2.  Company contributions can be withdrawn at age 70-1/2.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in the net appreciation of fair value of investments. During 2013 and 2012, administrative expenses of $46,791 and $26,154, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments and Income Recognition
Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Since there is not a material difference between fair value and contract value for the collective investment trust, the Plan’s investment in the collective investment trust is presented at contract value, which approximates fair value on the statements of net assets available for benefits as of December 31, 2013 and 2012.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

2. Summary of Significant Accounting Policies (Continued)

The investments in the accompanying statements of net assets available for benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the Plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are valued at amortized cost, which represents fair value. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, a collective investment trust, and a common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

3. Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan's net assets as of December 31, 2013 and 2012 are as follows:

2013
Wells Fargo Stable Return Fund	$3,256,720
Blackrock Funds III Lifepath 2030	2,264,706
Blackrock Funds III Lifepath 2020	2,228,080
MFS Value Fund	2,047,674
Vanguard Growth Index Fund	1,979,500
American EuroPacific Growth Fund	1,881,124
PIMCO Total Return Fund	1,868,667
American Balanced Fund	1,840,819
Vanguard Small Cap Growth Index Fund	1,714,514
Vanguard 500 Index Fund	1,707,597
Connecticut Water Service, Inc. common stock fund	1,670,253

2012
Wells Fargo Stable Return Fund	$2,865,968
Blackrock Funds III Lifepath 2020	2,209,260
PIMCO Total Return Fund	1,914,530
Blackrock Funds III Lifepath 2030	1,816,219
MFS Value Fund	1,524,336
American EuroPacific Growth Fund	1,485,392
Vanguard Growth Index Fund	1,391,482
Connecticut Water Service, Inc. common stock fund	1,303,256
Vanguard Small Cap Growth Index Fund	1,179,662
Vanguard 500 Index Fund	1,113,645

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

3. Investments (Continued)

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $3,483,731 and $1,829,852, respectively, as follows:

	2013	2012

Mutual Funds	$3,138,401	$1,643,937
Common Stock Fund	296,845	133,350
Collective Investment Trust	48,485	52,565
	$3,483,731	$1,829,852

4. Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs is used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2013 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$11,593,557	$—	$—	$11,593,557
Balanced Mutual Funds	7,721,599	—	—	7,721,599
Fixed Income Mutual Funds	1,868,667	—	—	1,868,667
Total Mutual Funds	21,183,823	—	—	21,183,823
Collective Investment Trust	—	3,256,720	—	3,256,720
Common Stock Fund	—	1,670,253	—	1,670,253
	$21,183,823	$4,926,973	$—	$26,110,796

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

4. Fair Value Measurements (Continued)

Financial assets carried at fair value at December 31, 2012 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$8,157,411	$—	$—	$8,157,411
Balanced Mutual Funds	5,891,743	—	—	5,891,743
Fixed Income Mutual Funds	1,914,530	—	—	1,914,530
Total Mutual Funds	15,963,684	—	—	15,963,684
Collective Investment Trust	—	2,865,968	—	2,865,968
Common Stock Fund	—	1,303,256	—	1,303,256
	$15,963,684	$4,169,224	$—	$20,132,908

There have been no changes in the methodology used at December 31, 2013 and 2012.

Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end using quoted market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fair value of investments in entities that use NAV
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

2013	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$3,256,720	—	Daily	1 Day

2012	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo Stable Return Fund	$2,865,968	—	Daily	1 Day

5. Tax Status

The Plan obtained its latest determination letter on September 15, 2010, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2013 and 2012.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Related-Party Transactions and Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, notes receivable from participants and investments in Connecticut Water Service, Inc. Common Stock Fund are considered party-in-interest transactions. The Plan held 61,766 and 58,559 units of the Company’s Common Stock Fund as of December 31, 2013 and 2012, respectively.  The fair value of the investment in the Company’s Common Stock Fund was $1,670,253 and $1,303,256 as of December 31, 2013 and 2012, respectively.  Net appreciation in the Plan's investment in Connecticut Water Service, Inc. Common Stock Fund was $296,845 and $133,350 for the years ended December 31, 2013 and 2012, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2013 and 2012 were $42,000 and $53,600, respectively.

The Plan's investment in the Wells Fargo Stable Return Fund managed by the Trustee is considered an exempt party-in-interest transaction. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2013 and 2012

investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the Trustee of $46,791 and $26,154 for the years ended December 31, 2013 and 2012, respectively, which were not covered by revenue sharing. The Plan sponsor pays directly any other fees related to the Plan's operations.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2013

		Description of Investment
		including Maturity Date,
	Identity of Issue, Borrower, Lessor or	Rate of Interest, Collateral		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,881,124
	American Balanced Fund	Mutual Fund	**	1,840,819
	Blackrock Funds III Lifepath Income	Mutual Fund	**	167,270
	Blackrock Funds III Lifepath 2020	Mutual Fund	**	2,228,080
	Blackrock Funds III Lifepath 2030	Mutual Fund	**	2,264,706
	Blackrock Funds III Lifepath 2040	Mutual Fund	**	1,220,724
	Vanguard Growth Index Fund	Mutual Fund	**	1,979,500
	Vanguard 500 Index Fund	Mutual Fund	**	1,707,597
	Vanguard Mid Cap Index Fund	Mutual Fund	**	926,450
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	1,714,514
	Vanguard Small Cap Index Fund	Mutual Fund	**	867,517
	Vanguard Value Index Fund	Mutual Fund	**	469,181
	MFS Value Fund	Mutual Fund	**	2,047,674
	PIMCO Total Return Fund	Mutual Fund	**	1,868,667
	Total Mutual Funds			21,183,823

*	Connecticut Water Service, Inc.	Common Stock Fund	**	1,670,253

*	Wells Fargo Stable Return Fund	Collective Investment Trust	**	3,256,720

*	Participant loans	Interest rates ranging from
		4.25% to 9.25%, maturing
		between 2013 and 2017,
		secured by participant
		account balance	**	727,068

	Total investments			$26,837,864

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 27, 2014	By: /s/ David C. Benoit Name: David C. Benoit Title: Senior Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm